Media Release

Immediate Release

Pacific Internet Announces Changes in Board of Directors

SINGAPORE, September 9, 2005 – Pacific Internet Limited (NASDAQ: PCNTF), the largest telco-independent Internet Communications Service Provider in Asia-Pacific in terms of geographic reach, today announced changes in its Board of Directors. Joining the Board, as new independent Directors, are Mr. Claude Charles and Mr. Johnson Tan.

Mr. Claude Charles is an advisor to multinational companies and an international financier. He is a citizen of America and France, the Company’s first non-local Director and is currently President of Great Tangley Corporation, a consulting firm operating in Asia, Europe and North America providing financial and business advice to investors and companies. He was previously Chairman of Equinox Group Holdings Ltd, a private equity firm based in Singapore, which he co-founded. Prior to that, Mr. Charles was Executive Director at Peregrine Investment Holdings Ltd, Hong Kong and Director of CRC International Finance Ltd, London. Mr. Charles has a Bachelor of Science degree in Economics from Wharton School of Finance and Commerce, University of Pennsylvania and a Masters of Science in International Finance from Columbia University.

Mr. Johnson Tan is currently a private equity investor and a partner of IB Partners Pte Ltd and IB Capital Pte Ltd, an investment and advisory firm. He was previously Executive Director of UBS Warburg, Asia. Prior to this, he served as Managing Director of BzW/Barclays, Hong Kong, and was Vice President, J.P. Morgan, Hong Kong. Mr. Tan has a Bachelor of Arts and a Bachelor of Social Science Economics (Honors) degree from the University of Singapore where he graduated at the top of his class.

The appointment of the new Directors marks the exit of five independent Directors: Mr. David Wong Cheong Fook, Dr. Tsao Yuan Lee, Mr. Kee Lock Chua, Mr. Stephen Yeo Siew Chye and Mr. Lawrence Wee Thiam Kim.

Mr. Bien Kiat Tan, Chairman of the Board, said, “The Company is embarking on a new stage of growth where it intends to be a leading regional communications service provider in Asia. We welcome the new Directors with international backgrounds to help steer the Company in its next stage of growth and look forward to working with them in bringing the Company to new heights. On behalf of the Board and the Management, I would like to express my deep appreciation to the outgoing Directors for their contributions and dedicated service during the past years. They have guided the Company during a critical period when it was returning to profitability and they were instrumental in building its current business foundation.”

The Company has identified other new independent Directors to join the Board and these will be announced when the authorities have granted approval.

Mr. Tan added, “Moving forward, the Company intends to leverage the wireless spectrum rights secured from the Infocomm Development Authority of Singapore earlier this year to offer wireless broadband services with value–added services such as voice, security, collaboration and mobility solutions in line with the Company’s strategy.”

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Editor’s Note:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For further information, visit www.pacnet.com

For further information:

Investor & Media Contacts:
Mervin Wang
Pacific Internet Limited
(65) 9798 6077
investor@pacific.net.sg

Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 x211
alan@cjpcom.com

Cautionary Statement

Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.